UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                              United Rentals, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    911363109
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                                 (CUSIP Number)


  Steven F. Mayer, President                        with a copy to:
  RAM Holdings, Inc.                                Robert G. Minion, Esq.
  c/o Cerberus Capital Management, L.P.             Lowenstein Sandler PC
  299 Park Avenue, 22nd Floor                       1251 Avenue of the Americas
  New York, New York  10171                         18th Floor
  (212) 891-2100                                    New York, New York  10020
                                                    (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 22, 2007
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     911363109
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1)   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of above persons
     (entities only):

                RAM Holdings, Inc.

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2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)    [ ]
            (b)    [X]

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3)   SEC Use Only

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4)   Source of Funds (See Instructions):   WC, OO

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e):
                    Not Applicable
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6)   Citizenship or Place of Organization:   Delaware

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     Number of                     7)  Sole Voting Power:                      *
                                       -----------------------------------------
     Shares Beneficially           8)  Shared Voting Power:          24,426,981*
                                       -----------------------------------------
     Owned by
     Each Reporting                9)  Sole Dispositive Power:                 *
                                       -----------------------------------------
     Person With                  10)  Shared Dispositive Power:     24,426,981*
                                       -----------------------------------------
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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                    24,426,981*
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12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):
                      Not Applicable
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13)  Percent of Class Represented by Amount in Row (11):      23.9%*

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14)  Type of Reporting Person (See Instructions):  CO

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* Neither  the  filing of this  Schedule  13D nor any of its  contents  shall be deemed to constitute an admission by RAM Holdings, Inc. or any other person that it is the beneficial owner of any of the common stock of United Rentals, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Shares"), of United Rentals, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Five Greenwich Office Park, Greenwich, Connecticut 06831.


Item 2.   Identity and Background.
          -----------------------

          The name of the person filing this statement is RAM Holdings, Inc., a Delaware corporation ("RAM"). The address of the principal office of RAM is c/o Cerberus Capital Management, L.P., 299 Park Avenue, 22nd Floor, New York, New York 10171.

          RAM serves as a holding company for the securities of RAM Acquisition Corp. Set forth on Schedule A annexed hereto, which is incorporated herein by reference, is the information required by Item 2 of Schedule 13D for each executive officer and director of RAM, each person controlling RAM and each executive officer and director (or other controlling person) of any corporation or other person ultimately in control of RAM, in each case as of the date hereof.

          During the past five years, neither RAM nor to RAM's knowledge any person or entity named in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither RAM nor to RAM's knowledge any person or entity named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Contemporaneously with the execution and delivery of the Agreement and Plan of Merger dated as of July 22, 2007 by and among RAM, RAM Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of RAM ("Merger Sub"), and the Company (the "Merger Agreement"), RAM, Merger Sub, certain stockholders of the Company (collectively, the "Stockholders") and, for limited purposes, the Company, entered into the Voting Agreement, dated as of July 22, 2007 (the "Voting Agreement"), described in Item 6 of this Schedule 13D.

          In addition, contemporaneously with the execution and delivery of the Merger Agreement, RAM, Merger Sub, certain holders of warrants to purchase Shares (the "Warrant Holders") and, for limited purposes, the Company, entered into the Warrant Holders Agreement, dated as of July 22, 2007 (the "Warrant Holders Agreement", and together with the Voting Agreement, the "Stockholders Agreements"), described in Item 6 of this Schedule 13D.

          As a result of the terms of the Merger Agreement and the Stockholders Agreements, RAM may be deemed to be the beneficial owner of 24,426,981 Shares.

Item 4.   Purpose of Transaction.
          ----------------------

          The  Stockholders  Agreements,  which are  described in Item 6 of this
Schedule 13D, were a condition to the willingness of RAM and Merger Sub to enter into the Merger Agreement, and were entered into by the parties thereto in order to ensure that the Stockholders and Warrant Holders vote their Shares in favor of the adoption of the Merger Agreement in accordance with and subject to the terms set forth in the Stockholders Agreements.

          Pursuant to the Merger Agreement, among other things, (i) the Merger Sub will merge with and into the Company, (ii) the Company shall continue in existence as the surviving corporation in the Merger (the "Surviving Corporation"), (iii) the Surviving Corporation will become a wholly owned subsidiary of RAM, (iv) each Share will be converted into the right to receive $34.50 in cash, without interest, subject to certain exceptions as set forth in the Merger Agreement, (v) each share of Series C Preferred Stock of the Company ("Series C Stock") will be converted into the right to receive an amount in cash equal to the sum of (x) $1,000 (the "Liquidation Preference") plus (y) an amount equal to 6.25% per annum of the Liquidation Preference, compounded annually from January 7, 1999 to and including the Closing Date (as defined in the Merger Agreement) plus (z) all accrued and unpaid dividends, if any, thereon as of the Closing Date, (vi) each share of Series D Preferred Stock of the Company ("Series D Stock") will be converted into the right to receive an amount in cash equal to the sum of (x) the Liquidation Preference plus (y) an amount equal to 6.25% per annum of the Liquidation Preference, compounded annually from September 30, 1999 to and including the Closing Date plus (z) all accrued and unpaid dividends, if any, thereon as of the Closing Date, (vii) the directors of the Surviving Corporation shall be the existing directors of Merger Sub immediately prior to the Effective Time (as defined in the Merger Agreement),
(viii) the officers of the Surviving Corporation shall be the officers of the Company immediately prior to the Effective Time, (ix) the Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time shall be amended in its entirety as provided for in the Merger Agreement, and as so amended shall be the Certificate of Incorporation of the Surviving Corporation until further amended and (x) the by-laws of the Company shall be amended in their entirety as provided for in the Merger Agreement, and as so amended shall be the by-laws of the Surviving Corporation until further amended, in each case as more particularly set forth and described in the Merger Agreement incorporated by reference to Exhibit 1 hereto.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on May 2, 2007, there were 81,663,125 Shares issued and outstanding as of April 24, 2007. As a result of the provisions set forth in the Stockholders Agreements with respect to the 24,426,981 Shares which are the subject of the Stockholders Agreements, RAM may be deemed to have certain shared power to vote and direct the disposition of such 24,426,981 Shares. Thus, as of July 22, 2007, for the purposes of Reg. Section 240.13d-3, RAM may be deemed to beneficially own 24,426,981 Shares, or 23.9% of the Shares deemed issued and outstanding as of that date.

          Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by RAM or any other person that it is the beneficial owner of any of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

          No other Shares are owned, beneficially or otherwise, by the persons or entities listed on Schedule A annexed hereto.

          Other than the transactions described in this Schedule 13D, during the sixty (60) days on or prior to July 22, 2007, neither RAM nor to the knowledge of RAM any person or entity named on Schedule A annexed hereto effected any transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Pursuant to the Voting Agreement, among other things, RAM, Merger Sub and the Stockholders agreed to the terms pursuant to which (i) the Stockholders shall not, directly or indirectly, grant any proxy or power of attorney with respect to the Shares subject to the Voting Agreement, deposit any of the Shares subject to the Voting Agreement into a voting trust or enter into a voting agreement or arrangement with respect to the Shares subject to the Voting Agreement in violation of the Voting Agreement, (ii) the Stockholders shall not sell, assign, transfer, pledge, encumber or otherwise dispose of their Shares without the prior written consent of RAM, except that the Stockholders may convert their shares of Series C Stock and Series D Stock into Shares, (iii) each Stockholder shall vote or consent (or cause to be voted or consented) all of the Shares subject to the Voting Agreement (x) in favor of the adoption of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement and the Voting Agreement and any actions required in furtherance thereof, and (y) in opposition of any Acquisition Proposal (as defined in the Merger Agreement) and (iv) each Stockholder irrevocably granted and appointed certain officers of RAM as such Stockholder's proxy and attorney-in-fact to vote or cause to be voted the Shares subject to the Voting Agreement in favor of the adoption of the Merger Agreement and in accordance with the voting requirements set forth in the Voting Agreement, in each case as more particularly set forth and described in the Voting Agreement incorporated by reference to Exhibit 2 hereto.

          Pursuant to the Warrant Holders Agreement, among other things, RAM, Merger Sub and the Warrant Holders agreed to the terms pursuant to which (i) each Warrant Holder shall vote or consent (or cause to be voted or consented) all of the Shares subject to the Warrant Holders Agreement (x) in favor of the adoption of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement and the Warrant Holders Agreement and any actions required in furtherance thereof, and (y) in opposition of any other Acquisition Proposal and (ii) each Warrant Holder irrevocably granted and appointed certain officers of RAM as such Warrant Holder's proxy and attorney-in-fact to vote or cause to be voted the Shares subject to the Warrant Holders Agreement in favor of the adoption of the Merger Agreement and in accordance with the voting requirements set forth in the Warrant Holders Agreement, in each case as more particularly set forth and described in the Warrant Holders Agreement incorporated by reference to Exhibit 3 hereto.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which is incorporated by reference to this Schedule 13D as an exhibit pursuant to Item 7 hereof.

          Except as otherwise described herein, to the knowledge of RAM, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or Schedule A annexed hereto and between such persons and any person with respect to any securities of the Company.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Agreement and Plan of Merger dated as of July 22, 2007 by and among RAM Holdings, Inc., RAM Acquisition Corp. and the Company, incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, as filed by the Company with the Securities and Exchange Commission on July 24, 2007.

          2. Voting Agreement dated as of July 22, 2007 by and among RAM Holdings, Inc., RAM Acquisition Corp., each of the entities set forth on Schedule A thereto and, for limited purposes, the Company, incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, as filed by the Company with the Securities and Exchange Commission on July 24, 2007.

          3. Warrant Holders Agreement dated as of July 22, 2007 by and among RAM Holdings, Inc., RAM Acquisition Corp., certain holders of warrants to purchase common stock of the Company that are parties thereto and, for limited purposes, the Company, incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K, as filed by the Company with the Securities and Exchange Commission on July 24, 2007.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              August 1, 2007


                                              RAM HOLDINGS, INC.


                                              By:    /s/ Steven F. Mayer
                                                 -------------------------------
                                              Name:  Steven F. Mayer
                                              Title: President



      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                                                      SCHEDULE A



          1. Executive Officers. The executive officers of RAM Holdings, Inc. ("RAM") are Steven F. Mayer and Lisa Gray. Steven F. Mayer serves as the President of RAM. Lisa Gray serves as the Secretary and Treasurer of RAM. Each of Steven F. Mayer and Lisa Gray is a citizen of the United States with a business address at Cerberus Capital Management, L.P., 299 Park Avenue, 22nd Floor, New York, New York 10171. In addition, Mr. Mayer serves as the Managing Director of Cerberus California, Inc. and Ms. Gray serves as the General Counsel of Cerberus Operations and Advisory Company, LLC. The principal business and address of RAM are stated in Item 2 of this Schedule 13D.

          2. Directors. The directors of RAM are Steven F. Mayer and Lisa Gray. The business address and principal occupation of Mr. Mayer and Ms. Gray are stated in Item 1 of this Schedule A.

          3. Controlling Persons. RAM Holdings Company, LLC, a Delaware limited liability company, is the sole shareholder of RAM. Cerberus Partners, L.P., a Delaware limited partnership, is the sole member of RAM Holdings Company, LLC. Cerberus Associates, L.L.C., a Delaware limited liability company, is the general partner of Cerberus Partners, L.P. Stephen Feinberg, a citizen of the United States, is the managing member of Cerberus Associates, L.L.C. (Cerberus Associates, L.L.C., and together with Cerberus Partners, L.P., the "Cerberus Entities"). Stephen Feinberg possesses the sole power to vote and to direct the disposition of all securities of RAM held by RAM Holdings Company, LLC. The business address of the Cerberus Entities and Mr. Feinberg is 299 Park Avenue, 22nd Floor, New York, New York 10171. The business address of RAM and RAM Holdings Company, LLC is c/o Cerberus Capital Management, L.P., 299 Park Avenue, 22nd Floor, New York, New York 10171. RAM Holdings Company, LLC's primary business is to serve as a holding company for the securities of RAM. The Cerberus Entities are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.